Exhibit 99.1

Mereo BioPharma to Hold Virtual R&D Day on Tuesday, November 24, 2020

London and Redwood City, Calif., November 16, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) (“Mereo” or “the Company”), a clinical stage biopharmaceutical company focused on oncology and rare diseases, today announced it will host a virtual R&D day on Tuesday, November 24, to review the Company’s key pipeline programs including etigilimab (Anti-TIGIT) for solid tumors and alvelestat for alpha-1 antitrypsin deficiency (AATD) and COVID-19 respiratory disease. The virtual R&D day will feature external experts and will include a more detailed review of the etigilimab development program, including the design and biomarker strategy for the recently initiated Phase 1b/2 basket combination study.

R&D Day Information

Date: Tuesday, November 24, 2020

Time: 12:00 p.m. EST / 5:00 p.m. GMT

Presenters:

•

Timothy Yap, MBBS, PhD, FRCP, Associate Professor, Department of Investigational Cancer Therapeutics, and the Department of Thoracic/Head and Neck Medical Oncology, The University of Texas MD Anderson Cancer Center

•	John Strickler, MD, Associate Professor of Medicine, Member of the Duke Cancer Institute
•	Mark Dransfield, MD, Professor and Interim Director, Division of Pulmonary, Allergy and Critical Care Medicine, The University of Alabama at Birmingham (UAB)
•	Denise Scots-Knight, Chief Executive Officer
•	John Lewicki, Chief Scientific Officer
•	Ann Kapoun, SVP of Translational Research and Development
•	Alastair MacKinnon, Chief Medical Officer
•	Jackie Parkin, Head of the Alvelestat Program

A live audio webcast of the R&D day can be accessed through the Investors section of the company’s website at www.mereobiopharma.com/investors/results-reports-and-presentations. The event is expected to last approximately two hours. An archived replay of the webcast will be made available on the Company’s website.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. The Company recently announced initiation of a Phase 1b/2 study of etigilimab in combination with an anti-PD-1/PDL-1 in a range of different tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections.

These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in the Company’s latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com